

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

Lars Christian Bacher
Executive Vice President and Chief Financial Officer
Equinor ASA
Forusbeen 50, N-4035
Stavanger, Norway

      Re: Equinor ASA
         Form 20-F for the Fiscal Year Ended December 31, 2019
         Filed March 20, 2020
         File No. 001-15200

Dear Mr. Bacher:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation